As filed with the Securities and Exchange Commission
                               on November 7, 1997



                           Registration No. 333-23193


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3



                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             Tel-Save Holdings, Inc.
             (Exact name of registrant as specified in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                                   23-2827736
                     (I.R.S. Employee Identification Number)



                6805 Route 202, New Hope, PA 18938 (215) 862-1500
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Aloysius T. Lawn, IV
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

            Approximate date of commencement of proposed sale to the
           public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (x)

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( ) ___________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( ) __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )

                         CALCULATION OF REGISTRATION FEE



       Title of                          Proposed Maximum         Proposed Maximum
     Shares To Be    Amount To Be      Aggregate Price Per       Aggregate Offering          Amount of
      Registered     Registered                Unit                     Price             Registration Fee


Common Stock          7,063,825         $20.6875 (1)            $146,132,879.60            $2,435.01 (2)





(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices for a share of common stock on the Nasdaq Stock Market on November 4, 1997, which is within five business days prior to filing.

(2) Calculated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, for the additional 388,425 shares of Common Stock to be offered hereunder. The fee relating to the original 6,675,400 shares of Common Stock to be offered hereunder has already been paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                             Subject to Completion,
                                November 6, 1997


                                   Prospectus


                                7,063,825 Shares


                             Tel-Save Holdings, Inc.

                                  Common Stock


This Prospectus covers the offering for resale of up to 7,063,825 shares of common stock, par value $.01 per share (the "Common Stock"), of Tel-Save Holdings, Inc., a Delaware corporation (the "Company"), which may be offered from time to time by the Selling Stockholders named herein under "SELLING STOCKHOLDERS" or by their respective transferees, pledgees, donees or successors (and any transferees, pledgees, donees or successors of any thereof) (collectively, the "Selling Stockholders"). The Company will receive no part of the proceeds of the sales made by the Selling Stockholders hereunder. All expenses of registration incurred in connection with this public offering are being borne by the Company, except for the fees, expenses and disbursements of counsel for any of the Selling Stockholders.

The Common Stock is quoted on the Nasdaq National Market under the symbol "TALK." On November 4, 1997, the last reported sale price of the Common Stock was $20.

The shares of Common Stock offered hereby may be offered for sale through underwriters or dealers or from time to time on the Nasdaq National Market System, or otherwise, at prices then obtainable. The Selling Stockholders and any broker executing selling orders on behalf of the Company or the Selling Stockholders may be deemed to be underwriters within the meaning of the Securities Act. Commissions received by underwriters or any such broker may deemed to be underwriting commissions under the Securities Acts. See "PLAN OF DISTRIBUTION."

Prospective investors should carefully consider the matters discussed under "RISK FACTORS" beginning on page 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is November _, 1997

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of its agents. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to any person to whom, it is unlawful to make such solicitation.

                              AVAILABLE INFORMATION

The  Company  is  subject  to  the  information  reporting  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information. Such material also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the locations described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents filed by the Company, unless otherwise indicated, with the Commission pursuant to the Exchange Act (Commission File No. 0-26728) are incorporated herein by reference:

     1. the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     2. Amendments Nos. 1 and 2 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996;

     3. the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, Amendments No. 1 and No. 2 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1997 and Amendment No. 1 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1997;

     4. the Company's Current Reports on Form 8-K dated March 6, 1997, April 24, 1997, July 22, 1997, September 2, 1997, September 5, 1997, October 29,
     1997, November 5, 1997 and November 7, 1997, and the Company's Current Reports on Form 8-K/A dated February 3, 1997, February 28, 1997 and August 15, 1997;

     5. the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A dated September 8, 1995;

     6. the Consolidated Balance Sheets of Shared Technologies Fairchild Inc. ("Shared Technologies") and subsidiaries as of December 31, 1996 and 1995 and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 1996, together with the Notes to the Financial Statements and the Reports of Independent Public Accountants thereon, included in the Annual Report on Form 10-K for the year ended December 31, 1996 of Shared Technologies (Commission File No. 0-17366); and

     7. the Unaudited Pro Forma Combined Condensed Financial Statements of the Company giving effect to the proposed merger of Shared Technologies with and into a wholly owned subsidiary of the Company, included on pages 76 through 93 of the Joint Proxy Statement/Prospectus, dated October 30, 1997, filed by the Company (Commission File No. 0-26728) pursuant to Section 14 of the Exchange Act.


All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Tel-Save Holdings, Inc., 6805 Route 202, New Hope, Pennsylvania 18938 Attention: Aloysius T. Lawn, IV, General Counsel and Secretary. Telephone requests may be directed to (215) 862-1500.

     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF
OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THE COMPANY'S ANNUAL AND QUARTERLY REPORTS. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FACTORS DISCUSSED IN THE SECTION HEREIN ENTITLED "RISK FACTORS."

                                  RISK FACTORS


PROPOSED SHARED TECHNOLOGIES MERGER

     The Company has entered into an Agreement and Plan of Merger, dated as of July 16, 1997 (the "Merger Agreement"), among the Company, TSHCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), and Shared Technologies Fairchild Inc., a Delaware Corporation ("Shared Technologies"). Pursuant to the Merger Agreement, among other things, Shared Technologies would be merged with and into Merger Sub and thereby become a wholly-owned subsidiary of the Company, and the outstanding Shared Technologies Common Stock (the "STF Common") would be converted into such number of shares of the Company's Common Stock as equals the quotient (the "Exchange Ratio") of (a) $11.25 plus the product of (x).3 times (y) the amount, if any, by which the average closing price per share of the Company's Common Stock on the Nasdaq National Market for the fifteen consecutive trading days ending on the trading day three trading days immediately preceding the date of the closing of the Shared Technologies Merger (the "Closing Date Market Price") exceeds $20, divided by (b) the Closing Date Market Price, provided that the Exchange Ratio shall not exceed 1.125. As of October 8, 1997, there were approximately 17.2 million shares of STF Common outstanding and approximately 7.9 million shares of STF Common Stock reserved for issuance upon conversion or exercise of outstanding Shared Technologies convertible preferred stock, warrants and stock options. The consummation of the Shared Technologies Merger is subject to the approval of the stockholders of both the Company and Shared Technologies, at a meeting scheduled for December 1, 1997, as well as other conditions, including termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, applicable federal and state regulatory approvals and consents, the Shared Technologies Merger's qualifying as a pooling of interests transaction for accounting purposes, the absence of injunctions or other legal restraints preventing the consummation of the Shared Technologies Merger and other closing conditions. There can be no assurance that the Shared Technologies Merger will be consummated.

     While the Company's management expects to realize operating synergies and cost savings as a result of the Shared Technologies Merger, there can be no assurance that the Company will achieve all of the benefits that management expects to realize in connection with the Shared Technologies Merger or that such benefits will occur within the time frame contemplated. Realization of operating synergies and cost savings could be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, the response of competitors or customers, regulatory developments and delays in implementation. In addition, certain benefits are dependent upon the Company's taking certain actions that will result in one-time charges or expenses. See "-- Some Future Potential Charges".

     The Shared Technologies Merger contemplates the integration of the administrative, finance, sales and marketing organizations of STF and the Company. STF is a significantly larger company, in terms of employees and facilities managed and operated, than the Company and is engaged in a number of businesses that are different than those in which the Company has historically engaged. In addition, STF and its predecessors have also been involved in a number of acquisitions in recent years, including the acquisition, in March, 1996, of Fairchild Industries, Inc., the operations and management of which are still being integrated by STF. The integration of the businesses of the Company and STF will require substantial attention from the Company's management team, which will include STF employees who have not previously worked with the Company. The retention of certain key STF personnel will be important for the management of the STF business. Also, both STF's and the Company's customers will need to be reassured that their services will continue uninterrupted. All of these efforts will place significant pressure on the Company's existing management, staff and other resources (see "-- Recent Rapid Growth; Ability to Manage Growth", below). Moreover, integration of STF will require the Company's senior management to oversee business in which they have limited or no direct experience. The diversion of management attention, inability to satisfy the foregoing needs and any other difficulties encountered in the transition process could have an adverse effect on the Company's business, operating results or financial condition.

DEPENDENCE ON AT&T AND LUCENT

     The design for the Company's telecommunications network, which is known as "OBN," "One Better Net" or "One Better Network," relies upon AT&T Corp. ("AT&T") transmission facilities, international long distance services and operator services. If AT&T were to terminate the Company's use of AT&T's transmission facilities, international long distance services or operator services, the Company would seek to enter into similar arrangements with other long distance providers. There can be no assurance that the terms of such agreements would be favorable to the Company. The Company's current operations and strategy with OBN emphasize the quality and functionality of the AT&T (now Lucent Technologies, Inc., hereinafter "Lucent") manufactured equipment, AT&T-provided transmission facilities and billing services, and AT&T operator services. Loss of the ability to market OBN emphasizing the quality of these AT&T and Lucent-based services could have a material adverse effect on the Company's results of operations and financial conditions.

     The Company also will continue to depend on AT&T to provide the AT&T telecommunication services that the Company resells directly to end users and to independent long distance and marketing companies known as "partitions," which in turn resell the services on the AT&T network to end users. The Company's ability to resell such services on the AT&T network depends upon whether the Company can continue to maintain a favorable relationship with AT&T. AT&T may terminate the provision of services under its tariffs for limited reasons, including for nonpayment by the Company, for national defense purposes or if the provision of services to the Company were to have a substantial adverse impact on AT&T's network. While AT&T policy historically has been to provide 30-day notice prior to termination of services, there are no specific notice requirements with respect to such termination. Although the Company has no specific contingency arrangements in place to provide service to end users if AT&T were to discontinue its service to the Company, based upon discussions that the Company has had with other long distance providers and based upon such providers' published tariffs, the Company believes that it could negotiate and obtain contracts with other long distance providers to resell long distance services at rates comparable to its current contract tariffs with AT&T. If the Company were to enter into contracts with another provider, however, the Company believes it would take approximately 14 to 28 days to switch end users to that provider. Although the Company believes it may have the right to switch end users without their consent to such other providers, end users have the right to discontinue such service at any time. Accordingly, the termination or non-renewal of the Company's contract tariffs with AT&T or the loss of telecommunication services from AT&T likely would have a material adverse effect on the Company's results of operations and financial condition.

     The Company uses billing services provided by AT&T and AT&T's College and University Systems ("ACUS"). There can be no assurance that either AT&T or ACUS will continue to offer billing services to the Company on terms acceptable to the Company. AT&T has removed its name on bills for which it provides billing services and could further obscure its role in providing billing services or cease providing billing services altogether. Loss of the AT&T and ACUS billing services or decreased awareness of the AT&T name could have a material adverse effect on the Company's marketing strategy and retention of existing partitions and end users. The Company is developing its own information systems in order to have its own billing capacity, including in connection with its anticipated services under the AOL Agreement discussed below, although the Company has not provided such direct billing services to end users in the past.

AOL AGREEMENT

     The Company entered into a Telecommunications Marketing Agreement (the "AOL Agreement"), dated as of February 22, 1997 and effective as of February 25, 1997, with America Online, Inc. ("AOL"), under which the Company will provide long distance telecommunications services to be marketed by AOL to all of the subscribers of AOL's online network. The Company made an initial payment of $100 million to AOL at signing and agreed to provide marketing payments to AOL based on a percentage of the Company's profits from the services (between 50% and 70% depending on the level of revenues from the services). The AOL Agreement provides that $43 million of the initial payment will be offset and recoverable by the Company through reduction of such profit-based marketing payments during the initial term of the AOL Agreement or, subject to certain monthly reductions of the amount thereof, directly by AOL upon certain earlier terminations of the AOL Agreement. The $57 million balance of the initial payment is solely recoverable by offset against a percentage of such profit-based marketing payments made after the first five years of the AOL Agreement (when extended beyond the initial term) and by offset against a percentage of AOL's share of the profits from the services after termination or expiration of the AOL Agreement. Any portion of the $43 million not previously repaid or reduced in amount would be added to the $57 million and would be recoverable similarly. The Company service was launched on the AOL online network on October 9, 1997 on a limited basis, with the general public promotion of the service anticipated to begin late in the 1997 fourth quarter.

     Also under the AOL Agreement, the Company issued to AOL at signing two warrants to purchase shares of the Company Common Stock at a premium over the market value of such stock on the issuance date. One warrant is for 5 million shares, at an exercise price of $15.50 per share, one-half of which shares vested on October 9, 1997 when the Company service was launched on the AOL online network in accordance with the AOL Agreement and the balance of which will vest on the first anniversary of issuance if the AOL Agreement has not terminated. The other warrant is for up to 7 million shares, at an exercise price of $14.00 per share, which will vest, commencing December 31, 1997, based on the number of subscribers to the services and would vest fully if there are at least 3.5 million such subscribers at any one time. The Company also agreed to issue to AOL an additional warrant to purchase 1 million shares of the Company Common Stock, at market value at the time of issuance, upon each of the first two annual extensions by AOL of the term of the AOL Agreement, which warrants also will vest based on the number of subscribers to the services.

     The profitability of the AOL Agreement for the Company depends on the Company's ability to develop in a timely fashion, and to continue to develop and to maintain, online ordering, call detail, billing and customer services for the AOL members, which will require, among other things, the ability to identify and employ sufficient personnel qualified to provide the necessary programming; the ability of the Company and AOL to work together effectively to develop jointly the online marketing contemplated by the AOL Agreement; a rapid response rate to online promotions to AOL's online subscribers, most of whom are expected to be potential residential customers rather than business customers to which Tel-Save has marketed historically; the Company's ability to expand OBN to accommodate increased traffic levels; and AOL's ability to execute successfully its publicly stated business plan and implement its announced network changes to improve member access to its online service. Since the $100 million payment is recoverable only through the profits from the services, to the extent that the AOL Agreement is unsuccessful, such amount is subject to potential non-recovery or limited recovery by the Company. The Company currently estimates that between 2% and 6% of AOL's customers will need to sign up for the Company's long distance service in order for the Company to break even on its investment in the AOL Agreement.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

     The Company began operations in 1989 (as Tel-Save, Inc.) as a reseller of AT&T services. Over the past eight years, the Company has grown dramatically, becoming a public company in 1995, with revenues in 1996 of $232 million and approximately 390 employees. Although the Company has experienced significant growth in a relatively short period of time and regularly considers growth opportunities through acquisitions, joint ventures and partnerships as well as other business expansion opportunities, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. This strategy reflects significant changes from the Company's historical business and includes the Company's operation of its own network, One Better Net or OBN, which has changed the Company from a pure reseller of AT&T services to a switch-based provider (see "-- Risks Related to OBN"); the AOL Agreement, for which the Company made a significant payment (see "-- AOL Agreement") and that will require, among other things, additional personnel, new billing capacity, a new marketing orientation to residential customers and potential expansion of OBN capacity; the Shared Technologies Merger, which involves the acquisition by the Company of a company that, in terms of numbers of employees and facilities, is significantly larger than the Company and that engages in a number of businesses in which the Company has no experience (see "-- Proposed Shared Technologies Merger"). The Company's strategy has also resulted in significant recent changes to its balance sheet composition over the past several years, including significant debt incurred, which has increased financial management requirements.

     Implementation of the Company's strategy, including maintaining (and, as appropriate, expanding) OBN, maintaining and supporting the existing business with partitions, launching the AOL marketing approach and managing customer accounts over the AOL online service and integrating the Shared Technologies business into the Company's, is placing and will continue to place significant demands on the Company's management, operational, financial and other resources and will require the Company to enhance further its operations, management, financial and information systems and controls and to expand, train and manage its employee base in certain areas including customer service support and financial and marketing and administrative resources. Success in this regard depends, among other things, on the Company's ability to fund or finance significant investments of resources for OBN expansion and to manage, attract and retain qualified personnel (competition for whom is intense). There can be no assurance that the Company will successfully manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

SOME POTENTIAL FUTURE CHARGES

     Of the $100 million payment to AOL (plus the value of the 5 million share AOL warrant, which is valued, subject to possible increase, at $9.1 million, and $.6 million of AOL Agreement-related costs), the Company anticipates that, with the commercial launch of the Company service in early October 1997, an aggregate of approximately $46 million will be charged to expense in the third and fourth quarters of 1997 (an aggregate of $14.4 million was so charged in the first and second quarters of 1997). The balance will be recognized ratably over the balance of the term of the AOL Agreement, the initial term of which expires on June 30, 2000, as advertising services are received. The AOL warrant for up to 7 million shares will be valued and charged to expense as and when subscribers to the Company's services under the AOL Agreement sign-up and the shares under such warrant vest. The amount of such charges, which could be significant, will be based on the extent to which such AOL warrants vest and the market prices of the Company Common Stock at the time of vesting and therefore such charges are not currently determinable. Generally, the higher the market price of the Company Common Stock at the time of vesting, the larger the amount of the charge will be. The Company also anticipates that it will incur additional promotional expenses in the 1997 fourth quarter and the 1998 first quarter in connection with the general public promotion of its service under the AOL Agreement. If the AOL Agreement should prove unsuccessful, any remaining amount of the total value paid under the AOL Agreement could be written off earlier.

     In connection with the Company's decision in October 1997 to discontinue its internal telemarketing operations as part of its restructuring of its sales and marketing efforts (see "-- Direct Telemarketing Risks"), the Company will write-off approximately $25.2 million (pretax) in the 1997 fourth quarter.

     In connection with the Shared Technologies Merger, the Company anticipates that it will record acquisition and transaction-related pre-tax charges (including charges related to the Company's acquisition and, as of the consummation of the Shared Technologies Merger, retirement of Shared Technologies' Subordinated Notes) of approximately $60 million in the quarter in which the Shared Technologies Merger is consummated, which is anticipated to be in the 1997 fourth quarter. In addition, the Company anticipates that various other special costs will be incurred in realizing some of the benefits of the Shared Technologies Merger, including the costs of enhancing the direct sales force of the combined companies and costs associated with systems modifications and other integration-related charges after the Shared Technologies Merger. While the exact timing, nature and amount of these other charges cannot be predicted, the Company currently estimates that additional pretax charges in connection with the consolidation and centralization of the facilities of Shared Technologies and the related program of upgrading equipment and eliminating duplicative and obsolete equipment and incurred in realizing some of the other benefits of the Shared Technologies Merger, will range from $50.0 million to $70.0 million. These charges currently are anticipated to be recorded during the 1997 fourth quarter and first half of 1998. It is also possible, as the Company proceeds with the integration of Shared Technologies with the Company, that further charges may be incurred.

     The Company granted an option to an executive officer to purchase 800,000 shares of Company Common Stock at an exercise price of $11.125 per share. The option granted is subject to the approval of the Company stockholders and is being submitted for approval at the Company's stockholders meeting scheduled for December 1, 1997. Approval of the option grant will result in compensation expense equal to the difference between the exercise price and the market value of the Company Common Stock on the date of such approval; for example, were the market value on the date of such approval to be $20 (the last reported sale price of the Company Common Stock on November 4, 1997), such compensation expense would be approximately $7,100,000. In addition, a newly appointed executive officer, in connection with his employment, purchased 200,000 shares of Company Common Stock at a price of $4.25 per share from a former executive officer of the Company. This purchase will result in compensation expense in the fourth quarter of 1997 of approximately $3,400,000 based on the difference between the purchase price and market value of the Company Common Stock on the date of purchase.

COMPETITION

     The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against various national and regional long distance carriers and competes against the numerous companies in the long distance telecommunications market that offer essentially the same services as the Company. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources than the Company. The Company's competitors that resell non-AT&T services do so at prices below that which the Company can provide as an AT&T switchless reseller, although the deployment of OBN enables the Company to be price competitive with non-AT&T resellers at current industry pricing levels. The ability of the Company to compete effectively in the telecommunications industry will depend upon the Company's continued ability to provide high quality services at prices generally competitive with, or lower than, those charged by its competitors. Although the Company believes that gross margins will improve as more customers are provisioned on OBN, revenues could decline if competition for long distance service forced the Company to offer services at greater discounts.

     Changes in the regulation of the telecommunications industry may impact the Company's competitive position. The Telecommunications Act of 1996 (the
"Telecommunications Act") effectively opens up the long distance market to competition from the Bell Operating Companies and Regional Holding Companies (collectively, "RBOCs"). The entry of these well-capitalized and well-known entities into the long distance market could significantly alter the competitive environment in which the Company operates because of the established relationship the RBOCs have with their local service customers (and the likelihood that the RBOCs will take advantage of those relationships), as well as the possibility of interpretations of the Telecommunications Act favorable to the RBOCs, which may make it more difficult for other providers, such as the Company, to compete to provide long distance services. Consolidation and alliances across geographic regions (e.g., Bell Atlantic/Nynex and SBC Communications Inc./ Pacific Telesis Group domestically and BT/MCI and France Telecom/Deutsche Telekom/Sprint internationally) and across industry segments (e.g., WorldCom/MFS/UUNet) and other pending and possible deals (e.g., WorldCom/MCI and GTE/MCI) may also impact competition in the telecommunications market and the position of the Company.

     Although the basic rates of the three largest long distance carriers -- AT&T, MCI Communications Corp. and Sprint Corporation -- have historically increased, AT&T and other carriers have announced new price plans and significant simplified rate structures aimed at residential customers (the Company's primary target audience under the AOL contract), which may have the impact of lowering overall long distance prices. There can be no assurance that AT&T or other carriers will not make similar offerings available to the small to medium-sized businesses that the Company serves. Although OBN is expected to make the Company more price competitive, further reductions in long distance prices charged by competitors still may have a material adverse impact on the Company's profitability.

MAINTENANCE OF END USER BASE

     End users are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. There can be no assurance that end users will continue to buy their long distance telephone service through the Company or through "partitions," independent carriers and marketing companies that purchase services from the Company. In the event that a significant portion of the Company's end users decides to purchase long distance service from another long distance service provider, there can be no assurance that the Company will be able to replace its end user base from other sources. Loss of a significant portion of the Company's end users would have a material adverse effect on the Company's results of operations and financial condition.

     A high level of customer attrition is inherent in the long distance industry, and the Company's revenues are affected by such attrition. Attrition is attributable to a variety of factors, including termination of customers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives.

DIRECT TELEMARKETING RISKS

     In 1996, the Company began to telemarket its long distance service directly to small and medium-sized businesses and, in December 1996, acquired substantially all of the assets, and hired substantially all of the employees, of American Business Alliance, Inc. ("ABA"), a switchless reseller of long distance services and a partition of the Company, which acquisition significantly increased the Company's direct telemarketing capabilities. A portion of the acquisition price was accounted for as goodwill and was being amortized over a 15-year period. In the second quarter of 1997, the Company determined to change its business practice and deemphasize the use of direct telemarketing to solicit customers for the Company as the carrier, and, in October 1997, the Company decided to discontinue its internal telemarketing operations, which were primarily conducted through the ABA business that it had acquired, and focus on the development of a direct sales force. See "-- Some Potential Future Charges." Both federal and state officials are tightening the rules governing the telemarketing of telecommunications services and the requirements imposed on carriers acquiring customers in that manner. Customer complaints of unauthorized conversion or "slamming" are widespread in the long distance industry and are beginning to occur with respect to newly-competitive local services. While the Company's discontinuance of its internal telemarketing operations should reduce its exposure to customer complaints and federal or state enforcement actions with respect to telemarketing practices, certain state officials have made inquiries with respect to the marketing of the Company's services and there is the risk of enforcement actions by virtue of its direct telemarketing efforts and its ongoing support of its customer/partitions.

RELIANCE ON INDEPENDENT CARRIER AND MARKETING COMPANIES; LACK OF CONTROL OVER MARKETING ACTIVITIES

     Historically, the Company has marketed its services primarily through partitions, which generally have entered into non-exclusive agreements with Tel-Save. Most partitions to date have made no minimum use or revenue commitments to the Company under these agreements. If the Company were to lose access to services on the AT&T network or billing services or experience difficulties with OBN, the Company's agreements with partitions could be adversely affected.

     Certain marketing practices, including the methods and means to convert a customer's long distance telephone service from one carrier to another, have recently been subject to increased regulatory review at both the federal and state levels. Provisions in the Company's partition agreements mandate compliance by the partitions with applicable state and federal regulations. Because the Company's partitions are independent carriers and marketing companies, however, the Company is unable to control such partitions' activities. the Company is also unable to predict the extent of its partitions' compliance with applicable regulations or the effect of such increased regulatory review. This increased regulatory review could also affect possible future acquisitions of new business from new partitions or other resellers.


GOVERNMENT REGULATION


     The Company is subject to regulation by the Federal Communications Commission (the "FCC") and by various state public service and public utility commissions as a non-dominant provider of long distance services. Under an FCC order adopted on October 29, 1996, effectiveness of which has been suspended as of the date hereof by a court order, the Company, its partitions and all other non-dominant interexchange carriers would after nine months be required to withdraw their tariffs for interstate service with the FCC. The Company and its partitions, however, are still required to file tariffs for international service with the FCC and to obtain authority and file tariffs for intrastate service provided in most of the states in which they market long distance services. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect the Company's results of operations, particularly if those policies make it more difficult to obtain service from AT&T or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of providing services. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company. Regulatory action by the FCC or the states also could adversely affect the partitions, or otherwise increase the partitions' cost and regulatory burdens of providing long distance services. The Company will also be subject to applicable regulatory standards for marketing activities, and the increased FCC and state attention to certain marketing practices could be significant to the Company.

     Shared Technologies' services business is subject to specific regulations in several states. Within various states, such regulations may include limitations on the number of lines or PBX switches per system, limitations of shared telecommunications systems to single buildings or building complexes, requirements that such building complexes be under common ownership or common ownership, management and control and the imposition of local exchange access rates that may be higher than those for similar single-user PBX systems. Shared Technologies' systems business is generally exempt from governmental regulation with respect to marketing and sales. However, various regulatory bodies, including the FCC, require that manufacturers of equipment obtain certain certifications.

ADVERSE EFFECT OF RAPID CHANGE IN TECHNOLOGY AND SERVICE

     The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer on a timely basis services that meet these evolving standards. There can be no assurance that the Company will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of partition and end user needs.

RISKS RELATED TO OBN

     In early 1997, the Company deployed its own nationwide telecommunications network, One Better Net, or OBN. OBN currently provides services to approximately 150,000 of the over 500,000 current end users of the Company's services. Prior to the deployment of OBN, the Company marketed services by emphasizing its use of AT&T's transmission facilities and switches ("AT&T network") and billing services. Although such marketing can continue for services on the AT&T network that the Company resells, the Company has had to reduce its emphasis on AT&T in marketing OBN, which makes less use of the AT&T network. There can be no assurance that the Company will be able to continue to market OBN successfully, even though OBN uses the Company-owned, AT&T (now Lucent) manufactured switching equipment and AT&T transmission facilities and employs the billing services of AT&T and ACUS. Failure to continue to market OBN successfully would have a material adverse effect on the Company's financial condition and results of operations. Additionally, there can be no assurance that the Company will be able to maintain or secure future AT&T contract tariffs or contracts for transmission at cost-effective rates. Further, to the extent that the Company, rather than AT&T, is responsible for providing the Company's telecommunications services, Tel- Save's potential liability increases if such services are not provided.

     OBN utilizes AT&T (now Lucent) manufactured 5ESS-2000 switching equipment, which employs the new Digital Networking Unit-SONET (Synchronous Optical Network) technology and initially utilized the 5E10 software, which was recently upgraded to 5E11 software. While the 5ESS-2000 switches have operated successfully in the local environment, the Digital Networking Unit-S0NET and 5E11 software offer new technologies that have not been used extensively, and there can be no assurance that the switches will continue to function effectively.

     Additional management personnel and information systems are required to support OBN, the costs of which have increased the Company's overhead. In order for the Company to provide service over the OBN, the Company must operate and be responsible for the maintenance of its own switching equipment. While the
Company  has  hired   additional   personnel  with  experience  in  operating  a
switch-based provider, there can be no assurance that the Company will be successful in operating as a switch-based provider. Moreover, the Company must be able to expand OBN to add capacity as needed, which may require significant expenditures for hardware and software.

     Operation as a switch-based provider subjects the Company to risk of significant interruption in the provision of services on OBN in the event of damage to the Company's facilities (switching equipment or connections to AT&T transmission facilities) such as could be caused by fire or natural disaster. Such interruptions or other difficulties in operating OBN could have a material adverse effect on the Company's financial condition and results of operations.


CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER CONSIDERATIONS


     As of October 8, 1997, Mr. Borislow owned beneficially approximately 38.0% of the outstanding Company Common Stock. Accordingly, Mr. Borislow may have the ability to control the election of all of the members of the Company Board of Directors and the outcome of corporate actions requiring majority stockholder approval. Even as to corporate transactions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Borislow may have the ability to control the outcome of such actions. It is anticipated that Mr. Borislow will continue to be the single largest beneficial owner of the Company Common Stock after the issuance of Company Common Stock upon consummation of the Shared Technologies Merger, although his ownership percentage will be reduced.

     The Company also has an authorized class of 5,000,000 shares of preferred stock that may be issued by the Company Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Delaware General Corporation Law and other provisions of the Company's Restated Certificate of Incorporation (the "Company Charter"), including the provision of the Company Charter that provides that the Company Board of Directors be divided into three classes, each of which is elected for three years, and the Company Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company.

     Such anti-takeover effects may deter a third party from acquiring the Company or engaging in a similar transaction affecting control of the Company in which the Company stockholders might receive a premium for their shares over the then-current market value.

COMPANY SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Company Common Stock could adversely affect the market price of Company Common Stock. As of October 8, 1997, Mr. Borislow owned of record or had dispositive power with respect to 23.3% of the outstanding Company Common Stock and a decision by Mr. Borislow to sell his shares could adversely affect the market price of the Company Common Stock.

     As of October 8, 1997, there were outstanding options to purchase 8,388,108 shares of Company Common Stock held by employees, former employees or directors of the Company. In addition, there were warrants to purchase up to 12,997,000 shares of Company Common Stock and 12,185,833 shares reserved for issuance upon conversion of the Company's outstanding 4.5% convertible subordinated notes.

     Upon effectiveness of the Shared Technologies Merger, and based on the numbers of outstanding shares of STF Common and Shared Technologies' Series I Convertible Preferred Stock outstanding as of October 8, 1997, up to 24,029,350 shares of Company Common Stock could be issued. In addition, Shared Technologies options, convertible preferred stock and warrants outstanding as of October 8, 1997 could be exercisable or convertible after the Shared Technologies Merger into up to approximately 4.5 million shares of Company Common Stock.

     Paul Rosenberg, the holder of 7,440,000 shares of Company Common Stock, has the right, under certain conditions, to participate in future registrations of Company Common Stock and to cause the Company to register certain shares of Company Common Stock owned by him. Holders of warrants also have registration rights under certain conditions.

     Sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of the Company Common Stock.

FUTURE COMPANY TRANSACTIONS

     If the amendment to the Company Charter, increasing the number of authorized shares of Company Common Stock from 100,000,000 to 300,000,000, is approved at the Company's stockholders meeting scheduled for December 1, 1997, the Company will be authorized to issue up to an aggregate of 300,000,000 shares of Company Common Stock. The Company may use authorized and unissued shares of Company Common Stock for various corporate purposes, including, but not limited to, acquisition transactions, and such shares may be issued by the Company Board without further stockholder action unless the issuance is in connection with a transaction for which stockholder approval is otherwise required under the Company Charter, applicable law, regulation or agreement.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company's operations during the foreseeable future will depend largely upon the continued services of Daniel Borislow, the Company's Chairman and Chief Executive Officer. Mr. Borislow has entered into an employment agreement with the Company that contains non-competition covenants that extend for a period of up to 18 months following termination of employment.

ABSENCE OF DIVIDENDS

     The Company has not paid cash dividends since inception. The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company's existing bank credit facility restricts the payment of dividends on the Company Common Stock.


                                   THE COMPANY

     The Company, originally incorporated in 1989 as Tel-Save, Inc., provides long distance telephone service throughout the United States primarily to small and medium-sized businesses. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The principal executive offices of the Company are located at 6805 Route 202, New Hope, Pennsylvania 18938, and its telephone number is (215) 862-1500.

                          DESCRIPTION OF CAPITAL STOCK


     As of the date of this Prospectus, the Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. A proposal to amend the Company Charter to increase the authorized capital stock to 305,000,000, consisting of 300,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, will be considered at a meeting of the Company's stockholders scheduled for December 1, 1997. As of October 8, 1997, 65,610,949 shares of Common Stock were issued and outstanding, and there were no shares of Preferred Stock designated or issued. For further information about the Company's authorized capital stock, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                                 USE OF PROCEEDS


     The Company will not receive any of the proceeds from the sale of any of the shares of Common Stock offered by the Selling Stockholders under this Prospectus.

                              SELLING STOCKHOLDERS



     The "Selling Stockholders" include collectively the following stockholders specifically identified below, and their respective transferees, pledgees, donees or successors (and any transferees, pledgees, donees or successors of any thereof), who are identified as "Selling Stockholders" in a supplement to this Prospectus (a "Prospectus Supplement"):

         The D&K Charitable Foundation offers for sale in this Prospectus 1,200,000 shares that were contributed to it by Daniel Borislow, the Company's Chairman, Chief Executive Officer and controlling shareholder, on March 7, 1997.

         Certain investment companies for which Massachusetts Financial Services Company acts as investment advisor and Putnam OTC & Emerging Growth Fund (the "Investors") offer for resale in this Prospectus 3,411,000 shares that they acquired in a private sale on March 10, 1997 (the "Private Sale") from Mr. Borislow.

         Network Plus, Inc., a Massachusetts corporation ("Network Plus"), offers for sale in this Prospectus 765,000 shares of Common Stock that it acquired upon exercise of warrants. Network Plus is a partition of the Company that markets the Company's telecommunications services. None of these shares may, under an agreement with the Company, be sold prior to the earlier of the date of the consummation of the Shared Technologies Merger and January 4, 1998.

         Anschutz Family Investment Company LLC, a Colorado limited liability company, offers for sale in this Prospectus 1,347,000 shares of Common Stock that it acquired from Group Long Distance, Inc., a Florida corporation ("GLD"), which acquired such shares upon exercise of warrants. GLD is a partition of the Company that markets the Company's telecommunications services.

         Least Cost Routing, Inc., a Delaware corporation ("LCR"), and Long Distance Charges, Inc., a California corporation ("LDC"), offer for sale in this Prospectus 70,413 shares and 70,412 shares, respectively, of Common Stock that they acquired from the Company pursuant to a restructuring and settlement agreement. Under the terms of such agreement, the Company transferred 52,810 shares and 52,809 shares to LCR and LDC, respectively, and deposited an additional 35,206 shares in escrow for the benefit of LCR and LDC, to be divided equally between them. While the terms of such agreement provide that as of September 21, 1997 twenty-five percent (25%) of the shares held by each of LCR and LDC may be sold, such terms also provide that twenty-five percent (25%) of such shares held may not be sold prior to March 21, 1998, twenty-five percent (25%) of such shares held may not be sold prior to September 21, 1998 and twenty-five percent (25%) of such shares held may not be sold prior to March 21, 1999.

         Black Brook Capital, L.L.C., a Delaware limited liability company of which George P. Farley, Chief Financial Officer, Treasurer and a director of the Company is the managing member, offers for sale in this Prospectus 200,000 shares of Common Stock that were acquired from a former executive officer of the Company in connection with Mr. Farley's joining the Company as an executive officer.

         The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock by the Selling Stockholders and as adjusted to reflect the respective offerings made herein.

                                       16


                                      Beneficial                Number                Beneficial
                                       Ownership                 of                   Ownership
                                  Prior to Offering            Shares               After Offering
                                  -----------------            ------               --------------

Selling Stockholder             Number      Percentage          Offered            Number        Percentage
-------------------             ------      ----------          -------            ------        ----------
D&K Charitable
Foundation(1)                1,200,000(1)        1.8%           1,200,000                 0            0
485 Sylvan Avenue
Englewood Cliffs, NJ  07632

Certain investment companies
managed by
Massachusetts                3,000,000           4.6%           3,000,000(2)              0            0%
Financial
Services Company(2)
500 Boylston St.
Boston, MA  02116

Putnam OTC & Emerging        1,255,800           1.9%             411,000(3)        844,800          1.3%
Growth Fund(3)
One Post Office
Square
Boston, MA  02109

Network Plus, Inc.
234 Copeland Street
Quincy, MA  02169              765,000           1.2%             765,000                 0            0

Anschutz Family              1,347,000           2.1%           1,347,000                 0            0
Investment Company LLC
2400 Anaconda Tower
555 Seventeenth Street
Denver, CO  80202

Least Cost Routing, Inc.        70,413             *               70,413                 0            0
1801 East Edinger Avenue,
  Suite 125
Santa Ana, CA  92705

Long Distance Charges, Inc.     70,412             *               70,412                 0            0
1801 East Edinger Avenue,
  Suite 155
Santa Ana, CA  92705

Black Brook Capital, L.L.C.    200,000             *              200,000                 0            0
c/o Mr. George P. Farley
485 Sylvan Avenue
Englewood Cliffs, NJ  07632

* less than 1%


       (1) As of the date of this Prospectus, D&K Charitable Foundation, a District of Columbia non-profit corporation (the "Charitable Foundation"), owns 1,200,000 shares of Common Stock contributed by Mr. Borislow. The Charitable Foundation's directors are Mr. Borislow, Michele Luff, who is Mr. Borislow's wife, and George P. Farley, who is Chief Financial Officer, Treasurer and a director of the Company.

       (2) Of the 3,000,000 shares that were acquired in the Private Sale, 2,588,700 are owned by MFS Series Trust II on behalf of MFS Emerging Growth Fund, 186,900 shares by MFS/Sun Life Series Trust on behalf of Capital Appreciation Series, 134,900 by MFS Growth Opportunities Fund, and 89,500 by the Sun Life Assurance Company of Canada (U.S.) on behalf of Capital Appreciation Variable Account.

       (3) As of the date of this Prospectus Putnam OTC & Emerging Growth Fund ("Putnam") is the beneficial owner of 1,255,800 shares, including 411,000 shares acquired in the Private Sale.

                              PLAN OF DISTRIBUTION

       The Selling Stockholders have advised the Company that they may, depending on market conditions and other factors, offer and sell the shares of Common Stock offered hereby from time to time, in one or more transactions, which may involve underwritten offerings or in open market or block transactions or otherwise, on the Nasdaq National Market System, or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, in the over-the-counter market, in private transactions or otherwise at prices related to prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Such sales may be effected directly or through agents, underwriters or dealers.

       To the extent required pursuant to Rule 424 under the Securities Act, a Prospectus Supplement will be filed with the Commission with respect to a particular offering setting forth the terms of any offering, including the name or names of any underwriters or agents, if any, any underwriting discounts and other items constituting underwriters' compensation, the offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       If underwriters are used in a sale, shares of Common Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares to be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the shares if any are purchased.

       Some or all of the shares of Common Stock may be sold through brokers acting on behalf of the Selling Stockholders or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). The Selling Stockholders may offer to sell and may sell all of its shares of Common Stock in options transactions or deliver such shares to cover short sales against the box. If necessary, a Prospectus Supplement or amended Prospectus will describe the method of sale in greater detail. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or purchasers of the Common Stock may arrange for other brokers or dealers to participate. In addition, any of the Common Stock covered by this Prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

       If dealers are utilized in the sale of shares of Common Stock in respect of which this Prospectus is delivered, the Selling Stockholders will sell such shares to the dealers as principals. The dealers may then resell such shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a Prospectus Supplement relating thereto.

       If an agent is used, the agent will be named, and the terms of the agency and any commissions will be set forth in a Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

       Shares of Common Stock may be sold directly by the Selling Stockholders to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The term of any such sales, including the terms of any bidding or auction process, will be described in the Prospectus

Supplement relating thereto.




       Agents, dealers and underwriters may be entitled to indemnification from the Company, a Selling Stockholder or both against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company or the Selling Stockholders in the ordinary course of business.

       The Company will bear all costs and expenses of the registration of the Common Stock under the Securities Act and certain state securities laws, other than fees of counsel for any of the Selling Stockholders and any discounts or commissions payable with respect to sales of such Common Stock. The Selling Stockholders will pay any transaction costs associated with effecting any sales by them that occur.

       The Selling Stockholders are not restricted as to the price or prices at which they may sell shares of Common Stock. Such sales may have an adverse effect on the market price of the Common Stock. Moreover, except as described above under "SELLING STOCKHOLDERS," the Selling Stockholders are not restricted as to the number of shares of Common Stock that may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time, which also may have an adverse effect on the market price of the Common Stock.

         Mr. Borislow has agreed to indemnify the Investors against certain civil liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

Aloysius T. Lawn, IV, the Company's General Counsel and Secretary, will render an opinion to the effect that the shares of Common Stock offered by this Prospectus are duly authorized, validly issued, fully paid and non-assessable. Mr. Lawn owns 114,330 shares of the Company's Common Stock and holds vested options to purchase 60,000 shares at a price of $11.625 per share and 90,000 shares at a price of $10.56 per share.


                                     EXPERTS

The consolidated financial statements and schedule of the Company and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Shared Technologies and subsidiaries at December 31, 1996 and for the year ended December 31, 1996 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

The consolidated financial statements and schedule of Shared Technologies and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Rothstein, Kass & Company, P.C., independent certified public accountants, as indicated in their report, which includes an explanatory paragraph  relating  to the  changing  of  the  method  of  accounting  for  its investment in one of its subsidiaries, with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                TABLE OF CONTENTS

                                                   Page

AVAILABLE INFORMATION                                3

INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE                                       4
RISK FACTORS                                         6

THE COMPANY                                         14

DESCRIPTION OF CAPITAL STOCK                        14

USE OF PROCEEDS                                     14

SELLING STOCKHOLDERS                                15

PLAN OF DISTRIBUTION                                17

LEGAL MATTERS                                       18

EXPERTS                                             18

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


             SEC registration                         $36,191
             Printing and engraving expenses            5,000*
             Legal fees and expenses                   50,000*
             Accounting fees and expenses              15,000*
             Transfer agent and trustee fees            1,000*
             Miscellaneous                              1,000*

             Total                                   $108,191*
*Estimates


Item 15.  Indemnification or Director and Officers.

The Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorneys' fees) and, in the case of actions, suits or proceedings brought by third parties, against judgment, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

The Company's Bylaws also provide for indemnification to the fullest extent permitted by the Delaware General Corporation Law. Reference is made to the Company's Bylaws.

As permitted by the Delaware General Corporation Law, the Company's Bylaws eliminate the personal liability of its directors to the Company and its stockholders, in certain circumstances, for monetary damages arising from a breach of the director's duty of care. Additionally, the Company has entered into indemnification agreements with some of its directors and officers. These agreements provide for indemnification to the fullest extent permitted by law and, in certain respects, may provide greater protection than that specifically provided for by the Delaware General Corporation Law. The agreements do not provide indemnification for, among other things, conduct which is adjudged to be fraud, deliberate dishonesty or wilful misconduct.

The Company has purchased an insurance policy that purports to insure the officers and directors against certain liabilities incurred by them in the discharge of their functions as officers and directors.

Item 16.  Exhibits.

Exhibit No.                                  Description


4.1 Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit
                       4.1 to the Company's registration statement on Form S-4 (File No. 333-38943)).

4.2 Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form S-1 (File No. 33-94940)).

5.1                    Opinion of Aloysius T. Lawn, IV.

23.1                   Consent of BDO Seidman, LLP.

23.2                   Consent of  Aloysius  T. Lawn,  IV  (included  as part of
                       Exhibit 5.1).

23.3                   Consent of Arthur Andersen LLP.

23.4                   Consent of Rothstein, Kass & Company, P.C.

24.1*                  Power of Attorney.

*   Previously filed.

Item 17.  Undertakings.

                   (a) The undersigned registrant hereby undertakes:

                   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrar pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from the registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

                   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Solebury, Commonwealth of Pennsylvania, on November 6, 1997.


                             TEL-SAVE HOLDINGS, INC.

                                  By: /s/ Daniel Borislow
                                      ----------------------------
                                      Daniel Borislow
                                      Chairman of the Board of
                                        Directors, Chief Executive
                                        Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:


Signature                             Title                                  Date

/s/ Daniel Borislow                 Chairman of the Board                 November 6, 1997
---------------------               of Directors, Chief
Daniel Borislow                     Executive Officer and
                                    Director (Principal
                                    Executive Officer)

          *                         President, Director                   November 6, 1997
---------------------               of Sales and Marketing
Gary W. McCulla                     and Director

          *                         Chief Operations                      November 6, 1997
---------------------               Officer and Director
Emanuel J. DeMaio

          *                         Controller (Principal                 November 6, 1997
---------------------               Accounting Officer)
Kevin R. Kelly

          *                         Chief Financial Officer,              November 6, 1997
---------------------               Treasurer and Director
George P. Farley                    (Principal Financial
                                    Officer)

          *                         Director                              November 6, 1997
---------------------
Harold First

          *                         Director                              November 6, 1997
---------------------
Ronald R. Thoma


* /s/ Aloysius T. Lawn, IV

---------------------
Aloysius T. Lawn, IV
Power of Attorney


                                  EXHIBIT INDEX

Exhibit No.                          Description
                                     -----------

4.1 Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit
                       4.1 to the Company's registration statement on Form S-4 (File No. 333-38943)).

4.2 Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form S-1 (File No. 33-94940)).

5.1                    Opinion of Aloysius T. Lawn, IV.

23.1                   Consent of BDO Seidman, LLP.


23.2                   Consent of  Aloysius  T. Lawn,  IV  (included  as part of
                       Exhibit 5.1).

23.3                   Consent of Arthur Andersen LLP.

23.4                   Consent of Rothstein, Kass & Company, P.C.


24.1*                  Power of Attorney.

*   Previously filed.